SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: January 3, 2008

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Acquisition of Horamar

On January 3, 2008, we formed a South American logistics business by combining our Uruguayan port business with the South American barge and upriver port business controlled by the Lopez family and referred to herein as the Horamar business. This acquisition was made pursuant to an Acquisition Agreement by and among Navios South American Logistics Inc., or NSALI, our newly formed platform company for the enterprise, Claudio Pablo Lopez, Carlos Augusto Lopez, Horacio Enrique Lopez, Horacio Alfredo Lopez and Jandick S.A., the sellers of the Horamar businesses, and Navios Corporation, the seller of the Uruguayan port business to NSALI. The acquisition forms a major part of our initiative, announced over 18 months ago, to form a South American logistics business around our Uruguayan port facilities. We own 63.8% of the Navios South American Logistics, Inc. and the former owners of the Horamar business own the remaining 36.2%.

Pursuant to the Acquisition Agreement, we transferred to NSALI all of the stock of the subsidiary which owns our Uruguayan port facility and paid $112.2 million in cash. The $112.2 million in cash and shares representing a 36.2% interest in NSALI were used to purchase the Horamar businesses from the sellers. These businesses consists of a group of related companies specializing in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes along the Hidrovia river system which passes through Argentina, Bolivia, Brazil, Paraguay and Uruguay. The Horamar businesses also include an upriver port in Paraguay and controls a fleet of over 100 barges and other vessels. As part of its efforts to expand its cabotage business, involving the restricted coastal transportation of oil within a country, the business recently added one handysize oil tanker and expects to take delivery of another two in 2008.

Of the purchase price for the Horamar businesses, $20 million, consisting of $5 million in cash and shares representing approximately 5% of NSALI, were placed in escrow and subject to return to us if the established Horamar businesses and certain defined projects do not generate at least $23 million of EBITDA, as defined, for the year ending December 31, 2008. In the event of a shortfall, the amount of the escrow to be returned to us will be determined based on whether the shortfall is due to operational non-performance or delays in the delivery of vessels and is subject to certain exceptions to the extent the shortfall is related to certain defined force majeure events.

In connection with the transaction, the parties also entered into a Shareholders’ Agreement. Some of the material features of this agreement provide as follows:

1. Board Representation. We will designate four of the seven members of NSALI’s Board of Directors and the Lopez family will designate the remaining three until such time as NSALI completes an initial public offering or the Horamar sellers own less than 10% of NSALI. The initial Board members will be: Angeliki Frangou (Chairman), Claudio Lopez (Vice Chairman), Ruben Martinez, Michael McClure, George Achniotis, Carlos Lopez, and Horacio Lopez. In addition, Claudio Lopez will serve as CEO of the venture.

2. Certain Minority Rights. Until NSALI completes an initial public offering, Jandick, an entity which was one of the sellers, will have veto rights as to certain matters, including the payment of dividends, the incurrence of debt or liens above certain specified thresholds, mergers, asset acquisitions above a certain size threshold, affiliate transactions and certain other matters.

3. Transfer of Shares. The agreement provides for certain lock-up provisions and restrictions on the transfer of NSALI shares, rights of first refusal and drag along and tag along rights as to certain transfers and pre-emptive rights in the event of certain NSALI stock issuances. Most of such rights terminate after an initial public offering by NSALI. There is also a provision to the effect that if NSALI has not completed an initial public offering within two years, Jandick may require that NSALI be sold, provided that we will have the option to purchase Jandick’s shares of NSALI instead.

4. The Horamar sellers will also have certain demand and piggyback registration rights, pursuant to a Registration Rights Agreement, with respect to the common stock of NSALI received by them in the event that NSALI completes an initial public offering.

NSALI has been designated as an unrestricted subsidiary under our Indenture and may, accordingly, be financed independently of us.

Claudio Pablo Lopez, Carlos Augusto Lopez, Horacio Enrique Lopez and Horacio Alfredo Lopez each entered into employment agreements with NSALI for an initial two year term. In connection with the acquisition, the sellers executed non-compete and non-solicitation agreements that run until January 3, 2013 and the employment agreements referred to above have similar provisions that in the case of the non-compete, run for a period of between one and two years after the termination of employment (depending on when the termination occurs) and non-solicitation agreements that run for two years after termination of employment regardless of when said termination occurs.

Certain Financial Information

Based on combined audited financial statements for 2006 and on unaudited combined financial statements for the nine-month period ended September 30, 2007, the Horamar businesses generated (in thousands):

	(12 months) 2006	(9 months) 2007
Revenue	$36,854	$34,635
Operating Income	$11,087	$10,884
Gross Profit	$14,145	$14,697
Net Income	$9,935	$9,540
EBITDA*	$12,472	$11,917
*

EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

For additional information, please see the Acquisition Agreement which is attached hereto as Exhibit 10.1 and the press release announcing the closing which is attached hereto as Exhibit 99.1.

Results of 2007 Annual Meeting

Navios held its 2007 Annual Meeting of Stockholders on December 20, 2007. All of the matters put forth at the Annual Meeting, at which 64% of Navios’ common stock was represented in person or by proxy, were approved by the requisite number of votes to approve all such matters. The matters approved were:

•	Approval of the election of two Class B directors, whose term will expire in 2010 (Ted C. Petrone, Spyridon Magoulas); and
•	Approval of the ratification of the appointment of PricewaterhouseCooper as Navios’ independent public accountants for the fiscal year ending December 31, 2007.

A further discussion of these matters and all related materials were set forth in a proxy sent to stockholders, a copy of which can be found in the Form 6-K filed with the SEC on December 3, 2007. The results of the Annual Meeting have also been posted to Navios’ website at www.navios.com.

The information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS, INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: January 8, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1

Acquisition Agreement, dated as of December 31, 2007, by and among Navios South American Logistics Inc., Claudio Pablo Lopez, Carlos Augusto Lopez, Horacio Enrique Lopez and Horacio Alfredo Lopez, Navios Corporation and Jandick S.A.

99.1	Press Release, dated January 3, 2008.